Exhibit 99.2

FORM OF WRITTEN CONSENT

OF IMMUNITYBIO, INC.

This written consent is solicited by the board of directors of ImmunityBio, Inc.,

a Delaware corporation (“ImmunityBio”)

The board of directors of ImmunityBio, including its independent director, unanimously recommends that you consent to the approval of the proposal set for below.

Please promptly sign and return this written consent in accordance with the instructions herein. Your shares will be tabulated and voted to approve or disapprove the proposal as you indicate below. Any written consent returned without indicating a decision on the proposal set forth below will be voted to APPROVE the proposal.

The undersigned, being a holder of record as of the close of business on January 29, 2021 of shares of common stock, par value $0.001 per share, of ImmunityBio (“ImmunityBio common stock”) hereby consents, by written consent without a meeting of shareholders, to the actions as set forth below with respect to all of the shares of ImmunityBio common stock that the undersigned holds of record.

The undersigned acknowledges receipt of the joint proxy and consent solicitation statement/prospectus, which is part of the registration statement on Form S-4 (No. 333-252232) of NantKwest, Inc., a Delaware corporation (“NantKwest”), and which more fully describes the proposal below.

Proposal: Approval of the adoption of the Agreement and Plan of Merger, dated as of December 21, 2020, by and among NantKwest, Nectarine Merger Sub, Inc., a wholly owned subsidiary of NantKwest, and ImmunityBio (the “merger agreement”), and the transactions contemplated thereby, in each case as further described in the joint proxy and consent solicitation statement/prospectus.

APPROVE ☐	DISAPPROVE ☐	ABSTAIN ☐

The undersigned, as a holder of ImmunityBio common stock, hereby acknowledges that the undersigned is aware of his, her or its right to seek appraisal of the fair value of his, her or its shares pursuant to Section 262 of the General Corporation Law of the State of Delaware, a copy of which is attached to the joint proxy and consent solicitation statement/prospectus, and further that by executing this written consent to approve the adoption of the merger agreement and the transactions contemplated thereby, such appraisal or dissenters’ rights under Delaware law are hereby waived and such waiver is irrevocable.

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IMPORTANT: PLEASE DATE AND SIGN THIS WRITTEN CONSENT BELOW. If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If shares are held by a corporation, please sign the full corporate name by president or other authorized officer. If shares are held by a partnership or other entity, please sign the full partnership or other entity name by authorized person.

Please execute, date, sign and return this written consent promptly to ImmunityBio by emailing a .pdf copy of this written consent to nkmergervote@immunitybio.com or by mailing this written consent to ImmunityBio, Inc., Attn: NK Merger Vote, 2040 East Mariposa Avenue, El Segundo, California 90245.

IF AN INDIVIDUAL		IF AN ENTITY
Complete Name of Entity:

By:		By:
Name:		Name:
Title:		Title:
Date:	, 2021	Date:	, 2021